UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2026 (Report No. 3)

Commission File Number: 000-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form:40-F ☐

THIS REPORT ON FORM 6-K OF RADCOM LTD. (THE “REGISTRANT”) IS HEREBY INCORPORATED BY REFERENCE INTO REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Update Regarding Board Composition

Following the resignation of five of the Registrant’s directors, as previously reported by the Registrant in its Report on Form 6-K dated May 19, 2026, and the election of three new directors at the Registrant’s extraordinary general meeting of shareholders held on May 20, 2026 reported by the Registrant in its Report on Form 6-K dated of even date, the Board of Directors of the Company (the “Board”) held a meeting to address certain corporate matters. At that meeting, among other things, the Board appointed Mr. Sami Totah to serve as the Chairman of the Board. In addition, the Board appointed the members of the Audit Committee and the Compensation Committee as follows: the Audit Committee consists of Mr. Dudi Ripstein (Chairman), Mr. Guy Levit and Mr. Tomer Jacob, and the Compensation Committee consists of Ms. Liat Aaronson (Chairperson), Mr. Tomer Jacob and Mr. Dudi Ripstein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: May 27, 2026	By:	/s/ Hod Cohen
	Name:	Hod Cohen
	Title:	Chief Financial Officer

2